UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2006

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

19 May 2006
To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Securities Exchange SA
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of Persons Discharging Managerial Responsibilities and Connected Persons

(Listing Rules & Disclosure Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority and the Group's Securities Dealing Code.

We (the entities) advise the following information under the UK Listing Authority Disclosure Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group's Securities Dealing Code.
Name of person discharging managerial responsibilities	Mr R W Kirkby
Date of last notice	7 December 2005
Date issuer informed of transaction	18 May 2006
Date and place of transaction	18 May 2006 on the Australian Stock Exchange (place of transaction not applicable)

Part 1 - Change of relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the person discharging managerial responsibilities.
Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder and the identity of a Connected Person if applicable)

Mr Kirkby previously had an indirect interest in 89,659 ordinary shares in BHP Billiton Limited. The registered holder was BHP Billiton Employee Share Plan Pty Ltd. These shares have been transferred to Mr Kirkby, who now holds them directly.

No. of securities held prior to change	120,209 (Direct) and 375,530 (Indirect)
Class	Ordinary shares in BHP Billiton Limited
Number acquired

168,422 (as a result of the exercise of 110,391 Group Incentive Scheme (GIS) Performance Shares and 58,031 GIS Deferred Shares) and 89,659 (transferred to Mr Kirkby from BHP Billiton Employee Share Plan Pty Ltd. These were previously held indirectly.)

Number disposed	-
Value/Consideration	Nil
No. of securities held after change	378,290 (Direct) and 285,871 (Indirect)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of GIS Performance Shares and Deferred Shares and shares transferred to Mr Kirkby from BHP Billiton Employee Share Plan Pty Ltd.
Any additional information

This change is the exercise of 168,422 GIS Performance Shares and Deferred Shares, and the transfer to Mr Kirkby of 89,659 ordinary shares which were previously held indirectly by Mr Kirkby. Mr Kirkby now has a direct interest in 378,290 ordinary shares in BHP Billiton Limited.

Mr Kirkby also has an indirect interest in 285,871 ordinary shares in BHP Billiton Limited. The registered holder is UBS Private Clients Aust. Pty Limited. Mr Kirkby is the beneficial owner.

Mr Kirkby also directly holds 85 000 ESS partly paid ordinary shares in BHP Billiton Limited paid up to A$1.36.

Mr Kirkby's spouse also holds 2 066 ordinary shares in BHP Billiton Limited.

Part 2 - Change of interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest (including the identity of a Connected Person if applicable)	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-
No. and class of securities to which interest related after the change	-

Part 3 - Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Part 3 - Change of interests in options or other rights granted by the entities (cont'd)
Total number of securities over which options or other rights held at the date of this notice

               58,031           maximum number of GIS
                                      Performance Shares (ordinary shares of
                                      BHP Billiton Limited)

             104 898          maximum number of GIS Deferred Shares
                                     (ordinary shares of BHP Billiton Limited)

             450 000          maximum number of Performance Shares
                                     (ordinary shares of BHP Billiton Limited)
                                     under the Long Term Incentive Plan

               ----------

            612,929          Total

Any additional information	This change represents the exercise of vested performance shares and deferred shares.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr S A Butcher - BHP Billiton Limited Ms E A Hobley - BHP Billiton Plc - BHP Billiton Plc
Contact details	Mr S A Butcher Tel: +61 3 9609 3323 Fax: +61 3 9609 4372 Ms E A Hobley Tel: +44 20 7802 4054 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 19 May 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary